Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income (loss) before Income Taxes	$53	$(49)	$(47)	$(70)	$58
Fixed Charges	920	854	914	970	885
Total Earnings	$973	$805	$867	$900	$943

Fixed Charges
Interest Expense	$890	$824	$883	$926	$853
Amortization of Debt Costs	21	22	24	37	24
Interest Element of Rentals	9	8	7	7	8
Total Fixed Charges	$920	$854	$914	$970	$885

Ratio of Earnings to Fixed Charges (1)	1.06	—	—	—	1.07

(1)
Earnings for the years ended December 31, 2013, 2012 and 2011 were insufficient to cover fixed charges by $49 million, $47 million and $70 million, respectively. As a result of such deficiencies, the ratios are not presented above.